Towngas
The Hong Kong and China Gas Company Limited

03007729

14 March 2002

Our ref : CS/GL/L/03-07

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Avenue
Washington DC 20549
USA

SUPPL

BY REGISTERED MAIL

RECEIVED MAR 24 2003 165

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the followings for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. Press Release issued on 5 March 2003;

2. Copies of newspaper advertisement on 6 March 2003 in respect of the Preliminary Announcement of 2002 Annual Results, Chairman's Statement and Notice of Annual General Meeting;

3. A copy of the Company's Preliminary Announcement of 2002 Annual Results to the Listing Division of The Stock Exchange of Hong Kong Limited.

A copy of 2002 Annual Report will be sent to you once available.

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Thank you for your attention.

Yours sincerely

Gabriel Li
Corporate Services Manager

GL/ pl

Encl

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

TOWNGAS' 2002 ANNUAL PROFIT HK$3,087 MILLION

* * *

FINAL DIVIDEND AMOUNTS TO HK 23 CENTS

* * *

(HONG KONG, MARCH 5, 2003) – The Hong Kong and China Gas Company Limited ("Towngas") today announced its audited consolidated results for the year ended December 31, 2002. Profit attributable to shareholders was HK$3,087 million, a decrease of HK$96 million, or 3.0 per cent, as compared with 2001. As there were share repurchases during 2002, earnings per share amounted to HK 54.2 cents, representing 2.3 per cent growth over 2001.

The Directors recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of April 17, 2003. Including the interim dividend of HK12 cents per share paid on October 21, 2002, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2003 shall not be less than that for 2002.

During the year under review, the Group further invested HK$653 million in pipelines and facilities. As at the end of 2002, the number of customers reached 1,470,738, an increase of 63,330 over 2001. Total gas sales volume in Hong Kong rose by 0.3 per cent over the previous year.

To increase the investment in mainland gas projects is a long-term strategic priority for development of the Group's core business. China's entry into the World Trade Organisation is boosting prosperity of the national economy leading to an increasing need for energy, in particular a demand in the surge for clean fuel. It is the national policy of mainland China to improve the air quality of its cities through improving the energy structure. This can be achieved by promoting the use of natural gas to replace coal and heavy oil. The construction of infrastructure for the supply of natural gas is therefore encouraged. In line with this environmental policy of mainland China, the Group is actively participating in some of the major national environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline project and the West-to-East gas pipeline project. Investment in these two national energy projects has helped the Group to tap into downstream city gas businesses. The Group is also making good progress in the negotiations with some economically prosperous cities in South, East and Central China on a number of gas investment projects.

The Hong Kong and China Gas Company Limited

During the year, the Group's business developments focused on Guangdong, Jiangsu, Shandong Provinces, etc. With a vast territory, large population and thriving commercial and industrial activities, these regions are expected to be supplied with natural gas within the next few years. The Group currently has 12 city piped gas joint venture projects in mainland China and has also entered into framework agreements with Nanjing, the capital city of Jiangsu Province, and Wuhan, the capital city of Hubei Province, in 2002. It is expected that sino-foreign equity joint venture contracts will be concluded with these two cities in the second quarter of 2003 and construction of infrastructure for the supply of natural gas will commence thereafter. The Group will continue to negotiate with more mainland cities for prime piped gas joint ventures. In tandem with the strategy for the development of energy businesses in mainland China, the Group has set up an investment holding company, Hong Kong & China Gas Investment Limited, the incorporation of which was approved by the State Ministry of Foreign Trade and Economic Cooperation in February, 2002. Incorporated in Shenzhen, Guangdong Province, this holding company is responsible for managing the Group's investments in mainland China.

The business of ECO Stations is run by a wholly-owned subsidiary company of the Group. There are currently 12 dedicated liquefied petroleum gas (LPG) filling stations in Hong Kong, of which five are ECO Stations located at West Kowloon, Chai Wan, Mei Foo, Tuen Mun and Wan Chai. Currently, some 16,800 taxis representing about 90 per cent of taxis in Hong Kong have already switched to use LPG as fuel. ECO Stations' current market share is approximately 33 per cent. The business of ECO Stations generates steady revenue for the Group.

In tandem with urban developments in Hong Kong, several substantial pipelaying projects are at the planning stage or are currently underway. Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories is progressing smoothly. Pipelaying work for the extension of gas supply to the Hong Kong International Theme Park at Penny's Bay on Lantau Island commenced in March 2002 and is scheduled for completion in 2004. Gas sales in Hong Kong are expected to increase once the theme park opens in 2005. Pipelaying for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok was completed on schedule.

The Group gives high priority to quality management, customer services and enhancement of shareholder value and this has consistently won public recognition, both locally and abroad. Last year, the Group continued to be rated as one of the top ten leading companies in Hong Kong in the Far Eastern Economic Review's survey of Asia's Leading Companies. Also, the Group was presented once again with the "CFO Asia Performance 100" Award by the financial magazine, CFO Asia. The Group was rated as one of the top five among Asian listed companies and was ranked second in Hong Kong, demonstrating a remarkable achievement. Last year, among the 400 A-List companies selected worldwide by [illegible] Forbes, the Group was one of the three Hong Kong companies

included in the List. The A-List is a key index of rating companies worldwide in respect of their profitability, creation of shareholder value, etc. Also, the Group continued to be one of the top ten companies in the list of 2002 Chinese Business 500 announced by the Yazhou Zhoukan and was ranked fifth in Hong Kong.

After conducting a feasibility study of the Ma Tau Kok South Plant site development, the Group and Henderson Land Development Company Limited (Henderson Land) embarked on the development of the residential portion of the project in August 2002. Henderson Land will be entitled to 27 per cent of the net sales proceeds of the residential portion at a total consideration of HK$380,529,324. The shopping mall and car park portion will be developed as a long-term investment of the Group. The site will comprise five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 978,000 square feet and the total floor area of the project will exceed 1.1 million square feet. Foundation work is now in progress and construction of the superstructure will commence in the second half of 2003. The project is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Phase Two will comprise the 88-storey Two International Finance Centre office tower which is scheduled for completion in mid-2003. The hotel complex of the project comprising one six-star hotel tower and a service apartment tower will be managed by Four Seasons Hotels and Resorts. There will also be a 510,000 square-foot Phase Two shopping mall, which is anticipated to become the largest entertainment hub in Central, Hong Kong. The project is scheduled for completion by the end of 2004.

The Group has a 50 per cent interest in the Sai Wan Ho Ferry Concourse development project. Construction of the superstructure is now in progress and the project is expected to be completed in 2005. Since this is a waterfront site providing the residential units with scenic seaviews, demand for the residential apartments is expected to be promising.

The number of employees engaged in the town gas business was 1,989 as at the end of 2002, an increase of 1.7 per cent as compared with 2001; at the same time the number of customers grew by 4.5 per cent and overall productivity rose by 2.6 per cent.

The Group's financial position remains strong. As at the end of 2002, the Group had net cash of about HK$1,190 million and bonds and notes of about HK$1,450 million, ready to meet future expansion needs.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

Hong Kong's economy remained sluggish during the year. To ease the financial burden on customers, the gas tariff and monthly maintenance charge remained at the 1998 level. The Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth. The Company expects a 3 per cent increase in gas sales volume and the addition of about 55,000 new customers in 2003. The Board of Directors looks forward to yet another year of steady growth in 2003.

- end -

Encl.: Final results for 2002 with comparative figures for 2001

March 5, 2003

Issued by A-World Communications Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact: -
Mrs. Grace Lam/Mr. John Ho
The Hong Kong and China Gas Company Limited
Tel : 2963 3488
Fax : 2516 7368

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2002 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2002 with comparative figures for the previous corresponding year as follows:

	Note	**2002** **HK$ M**	2001 HK$ M
Turnover	1	**6,878.0**	6,857.4
Operating Profit before Returns on Investments	2	**3,384.3**	3,205.3
Investment Income		**79.2**	168.3
Interest Income		**123.5**	312.3
Interest Expense		**(4.8)**	(23.9)
Share of Profits less Losses of Associated Companies		**(1.2)**	(5.1)
Profit before Taxation		**3,581.0**	3,656.9
Taxation	3	**(482.3)**	(470.0)
Profit after Taxation		**3,098.7**	3,186.9
Minority Interests		**(11.7)**	(4.2)
Profit Attributable to Shareholders		**3,087.0**	3,182.7
Dividends	4	**1,991.8**	1,830.5
Earnings per Share, HK cents	5	**54.2**	53.0*
Town Gas Sold in Hong Kong, million MJ		**26,640.8**	26,564.3
Number of Customers in Hong Kong as at 31st December		**1,470,738**	1,407,408

**Adjusted for bonus issue in 2002*

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2002 HK$ M	2001 HK$ M
Gas Sales before Fuel Cost Adjustment	**5,792.9**	5,690.3
Fuel Cost Adjustment	**(126.2)**	(29.2)
Gas Sales after Fuel Cost Adjustment	**5,666.7**	5,661.1
Equipment Sales	**857.6**	897.2
Maintenance and Services	**231.3**	221.0
Other Sales	**122.4**	78.1
	6,878.0	6,857.4

2. Operating Profit before Returns on Investments

	2002 HK$ M	2001 HK$ M
Turnover	**6,878.0**	6,857.4
Less Expenses:		
Stores and Materials Used	**1,803.3**	1,868.4
Manpower Costs	**709.2**	693.4
Depreciation	**415.4**	457.3
Other Operating Items	**565.8**	633.0
Operating Profit before Returns on Investments	**3,384.3**	3,205.3

3. Taxation

	2002	2001
	HK$ M	HK$ M
Hong Kong Profits Tax is provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year	**489.2**	476.9
Deferred Taxation	**(6.9)**	(6.9)
	482.3	470.0

4. Dividends

	2002	2001
	HK$ M	HK$ M
Interim Dividend — HK 12 cents paid (2001: HK 12 cents) per share	**682.9**	633.6
Final Dividend — Proposed HK 23 cents (2001: HK 23 cents) per share	**1,308.9**	1,196.9
	1,991.8	1,830.5

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,087.0 million (2001: HK$3,182.7 million) and the weighted average of 5,690,976,905 shares in issue (2001: 6,003,779,119 shares*) after adjusting for the bonus issue and shares repurchased during the year.

* *Adjusted for bonus issue in 2002*

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

South China Morning Post.- 6 March 2003

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2002 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2002 with comparative figures for the previous corresponding year as follows:

	Note	2002 HK$ Million	2001 HK$ Million
Turnover	1	6,878.0	6,857.4
Operating Profit before Returns on Investments	2	3,384.3	3,205.3
Investment Income		79.2	168.3
Interest Income		123.5	312.3
Interest Expense		(4.8)	(23.9)
Share of Profits less Losses of Associated Companies		(1.2)	(5.1)
Profit before Taxation		3,581.0	3,656.9
Taxation	3	(482.3)	(470.0)
Profit after Taxation		3,098.7	3,186.9
Minority Interests		(11.7)	(4.2)
Profit Attributable to Shareholders		3,087.0	3,182.7
Dividends	4	1,991.8	1,830.5
Earnings per Share, HK cents	5	54.2	53.0*
Town Gas Sold in Hong Kong, million MJ		26,640.8	26,564.3
Number of Customers in Hong Kong as at 31st December		1,470,738	1,407,408

* *Adjusted for bonus issue in 2002*

Notes:

1. **Turnover**
The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2002 HK$ Million	2001 HK$ Million
Gas Sales before Fuel Cost Adjustment	5,792.9	5,690.3
Fuel Cost Adjustment	(126.2)	(29.2)
Gas Sales after Fuel Cost Adjustment	5,666.7	5,661.1
Equipment Sales	857.6	897.2
Maintenance and Services	231.3	221.0
Other Sales	122.4	78.1
	6,878.0	6,857.4

2. **Operating Profit before Returns on Investments**

	2002 HK$ Million	2001 HK$ Million
Turnover	6,878.0	6,857.4
Less Expenses:		
Stores and Materials Used	1,803.3	1,868.4
Manpower Costs	709.2	693.4
Depreciation	415.4	457.3
Other Operating Items	565.8	633.0
Operating Profit before Returns on Investments	3,384.3	3,205.3

3. **Taxation**

	2002 HK$ Million	2001 HK$ Million
Hong Kong Profits Tax is provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year	489.2	476.9
Deferred Taxation	(6.9)	(6.9)
	482.3	470.0

4. **Dividends**

	2002 HK$ Million	2001 HK$ Million
Interim Dividend – HK 12 cents paid (2001: HK 12 cents) per share	682.9	633.6
Final Dividend – Proposed HK 23 cents (2001: HK 23 cents) per share	1,308.9	1,196.9
	1,991.8	1,830.5

5. **Earnings Per Share**
The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,087.0 million (2001: HK$3,182.7 million) and the weighted average of 5,690,976,905 shares in issue (2001: 6,003,779,119 shares*) after adjusting for the bonus issue and shares repurchased during the year.

* *Adjusted for bonus issue in 2002*

CLOSING OF REGISTER OF MEMBERS

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

South China Morning Post - 6 March 2003

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2002, the Group had a healthy net cash position of HK$1,195 million (31st December 2001: HK$499 million).

During the year, the Company repurchased 30.2 million shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$291 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2002, the Group's bank borrowings amounted to HK$1,748 million (31st December 2001: HK$1,349 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. Also, there is no net gearing for the Group as it was in net cash positions throughout the years 2001 to 2002.

Contingent Liabilities

As at 31st December 2002, the Group provided guarantees totalling HK$2,249 million (31st December 2001: HK$2,283 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2002, the investments in securities amounted to HK$2,080 million (31st December 2001: HK$2,287 million). During the year, the performance of the Group's investments in securities was satisfactory.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 5th March 2003

Remark: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Company's and the Stock Exchange's websites in due course.

South China Morning Post - 6 March 2003

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The Group's businesses maintained steady development in 2002. Total gas sales volume in Hong Kong rose by 0.3 per cent over the previous year. Profit attributable to shareholders for the year was HK$3,087 million, a decrease of HK$96 million, or 3.0 per cent, as compared with 2001. As there were share repurchases during 2002, earnings per share increased from HK 53.0 cents to HK 54.2 cents, representing 2.3 per cent growth over 2001.

During the year under review, the Group further invested HK$653 million in pipelines and facilities. As at the end of 2002, the number of customers reached 1,470,738, an increase of 63,330 over 2001.

BUSINESS DEVELOPMENT IN CHINA

To increase our investment in mainland gas projects is a long-term strategic priority for development of the Group's core business. China's entry into the World Trade Organisation is boosting prosperity of the national economy leading to an increasing need for energy, in particular a demand in the surge for clean fuel. It is the national policy of mainland China to improve the air quality of its cities through improving the energy structure. This can be achieved by promoting the use of natural gas to replace coal and heavy oil. The construction of infrastructure for the supply of natural gas is therefore encouraged. In line with this environmental policy of mainland China, the Group is actively participating in some of the major national environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline project and the West-to-East gas pipeline project. Investment in these two national energy projects has helped the Group to tap into downstream city gas businesses. We are also making good progress in our negotiations with some economically prosperous cities in South, East and Central China on a number of gas investment projects.

During the year, the Group's business developments focused on Guangdong, Jiangsu, Shandong Provinces, etc. With a vast territory, large population and thriving commercial and industrial activities, these regions are expected to be supplied with natural gas within the next few years. The Group currently has 12 city piped gas joint venture projects in mainland China and has also entered into framework agreements with Nanjing, the capital city of Jiangsu Province, and Wuhan, the capital city of Hubei Province, in 2002. It is expected that sino-foreign equity joint venture contracts will be concluded with these two cities in the second quarter of 2003 and construction of infrastructure for the supply of natural gas will commence thereafter. The Group will continue to negotiate with more mainland cities for prime piped gas joint ventures.

In tandem with the strategy for the development of energy businesses in mainland China, the Group has set up an investment holding company, Hong Kong & China Gas Investment Limited, the incorporation of which was approved by the State Ministry of Foreign Trade and Economic Cooperation in February, 2002. Incorporated in Shenzhen, Guangdong Province, this holding company is responsible for managing the Group's investments in mainland China.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The business of ECO Stations is run by a wholly-owned subsidiary company of the Group. There are currently 12 dedicated liquefied petroleum gas (LPG) filling stations in Hong Kong, of which five are ECO Stations located at West Kowloon, Chai Wan, Mei Foo, Tuen Mun and Wan Chai. Currently, some 16,800 taxis representing about 90 per cent of taxis in Hong Kong have already switched to use LPG as fuel. ECO Stations' current market share is approximately 33 per cent. The business of ECO Stations generates steady revenue for the Group.

PIPELAYING PROJECTS

In tandem with urban developments in Hong Kong, several substantial pipelaying projects are at the planning stage or are currently underway. Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories is progressing smoothly.

Pipelaying work for the extension of gas supply to the Hong Kong International Theme Park at Penny's Bay on Lantau Island commenced in March 2002 and is scheduled for completion in 2004. Gas sales in Hong Kong are expected to increase once the theme park opens in 2005.

Pipelaying for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok was completed on schedule.

INTERNATIONAL RECOGNITION

The Group gives high priority to quality management, customer services and enhancement of shareholder value and this has consistently won us public recognition, both locally and abroad. Last year, the Group continued to be rated as one of the top ten leading companies in Hong Kong in the Far Eastern Economic Review's survey of Asia's Leading Companies. Also, the Group was presented once again with the "CFO Asia Performance 100" Award by the financial magazine, CFO Asia. The Group was rated as one of the top five among Asian listed companies and was ranked second in Hong Kong, demonstrating a remarkable achievement.

Last year, among the 400 A-List companies selected worldwide by the financial magazine, Forbes, the Group was one of the three Hong Kong companies included in the List. The A-List is a key index of rating companies worldwide in respect of their profitability, creation of shareholder value, etc. Also, the Group continued to be one of the top ten companies in the list of 2002 Chinese Business 500 announced by the Yazhou Zhoukan and was ranked fifth in Hong Kong.

PROPERTY DEVELOPMENTS

After conducting a feasibility study of the Ma Tau Kok South Plant site development, the Group and Henderson Land Development Company Limited (Henderson Land) embarked on the development of the residential portion of the project in August 2002. Henderson Land will be entitled to 27 per cent of the net sales proceeds of the residential portion at a total consideration of HK$380,529,324. The shopping mall and car park portion will be developed as a long-term investment of the Group. The site will comprise five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 978,000 square feet and the total floor area of the project will exceed 1.1 million square feet. Foundation work is now in progress and construction of the superstructure will commence in the second half of 2003. The project is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. The office tower and the shopping mall of Phase One have been substantially leased. Phase Two will comprise the 88-storey Two International Finance Centre office tower which is scheduled for completion in mid-2003. The upper 14 floors of the office tower have been sold to the Hong Kong Monetary Authority at

South China Morning Post - 6 March 2003

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,989 as at the end of 2002, an increase of 1.7 per cent as compared with 2001; at the same time the number of customers grew by 4.5 per cent and overall productivity rose by 2.6 per cent. Total remuneration for the employees engaged in the town gas business amounted to HK$656 million for 2002 and HK$657 million for 2001. The Group offers our employees rewarding careers based on their capabilities and performance and provides them with various types of training in the areas of technical know-how and management skills. The Group will continue to enhance productivity whilst providing our customers with quality services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

FINANCE

The Group's financial position remains strong. As at the end of 2002, the Group had net cash of about HK$1,190 million and bonds and notes of about HK$1,450 million, ready to meet future expansion needs.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of 17th April 2003. Including the interim dividend of HK 12 cents per share paid on 21st October 2002, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2003 shall not be less than that for 2002.

FUTURE OUTLOOK

Hong Kong's economy remained sluggish during the year. To ease the financial burden on our customers, the gas tariff and monthly maintenance charge remained at the 1998 level. The Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth.

The Company expects a 3 per cent increase in gas sales volume and the addition of about 55,000 new customers in 2003. The Board of Directors looks forward to yet another year of steady growth in 2003.

LEE SHAU KEE
Chairman

Hong Kong, 5th March 2003

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

South China Morning Post - 6 March 2003

NOTICE OF ANNUAL GENERAL MEETING

VEN that the *Annual General Meeting of* The Hong Kong and China Gas Company Limited will be held in the
·in Oriental Hotel, Hong Kong on Tuesday, 29th April 2003 at noon for the following purposes:

sider the statement of accounts for the year ended 31st December 2002 and the reports of the Directors and

vidend.

;.

waterhouseCoopers as Auditors of the Company to hold office from the conclusion *of this meeting until the*
ıxt *Annual General Meeting* and to authorise the Directors to fix their remuneration.

rector's fee *at the rate of* HK$130,000 per annum and in the case of the Chairman an additional fee at the rate of
num.

, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:-

ɔaragraphs (b) and (c) below, the exercise by the Directors of the Company during the Relevant Period of all the
the Company (i) to allot, issue and otherwise deal with additional Shares and to make, *issue or grant offers,*
s, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the
Relevant Period and (ii) to purchase Shares be and it is hereby generally and unconditionally *approved;*

ate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not
per cent of *the aggregate nominal* amount of the share capital of the Company in issue at the date of passing this
, and the said approval shall be limited accordingly;

ate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether
ɔ an option or otherwise) by the *Directors of the Company pursuant* to the approval in paragraph (a) above,
han pursuant to a Rights Issue, shall not exceed 20 per cent of the aggregate nominal amount of the share capital
pany in issue at the date of passing this Resolution; and

ɔose of this Resolution:

Period" means the period from the passing of this Resolution until whichever is the earlier of:

nclusion of the next Annual General Meeting of the Company;

ɔiration of the period within which the next Annual General Meeting of the Company is required by the Articles of
ation of the Company *or by law to be held; and*

ocation or variation of the authority given under this *Resolution* by an ordinary resolution of the shareholders in
l meeting;

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares *of the* Company or *any class thereof on the register* of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or *expedient in relation to fractional* entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong); and

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(II) "THAT conditional upon the passing of Resolution 6(I) set out in the Notice of Annual *General Meeting of which this Resolution* forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(I) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares *in the capital of the Company* and to *make, issue or grant offers, agreements,* options and warrants which might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally *to be allotted by the* Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the *said Resolution 6(I) of the* powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 5th March 2003

Notes:

1. The Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any *new shares or warrants.*
2. Any member entitled to attend and vote at the meeting *may appoint one or more proxies* to attend and vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited *with the Company's Registrars,* Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting.
3. The register of members will be closed from Tuesday, 15th April 2003 to Thursday 17th April 2003, both *days inclusive, during which period no share transfer* will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, *Hopewell Centre,* 183 *Queen's* Road East, Hong Kong not later than 4:00 p.m. on Monday, 14th April 2003.
4. If approved, the dividend will be payable on Wednesday, 30th April 2003.

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF 2002 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2002 with comparative figures for the previous corresponding year as follows:

	Note	**2002 HK$ M**	2001 HK$ M
Turnover	1	**6,878.0**	6,857.4
Operating Profit before Returns on Investments	2	**3,384.3**	3,205.3
Investment Income		**79.2**	168.3
Interest Income		**123.5**	312.3
Interest Expense		**(4.8)**	(23.9)
Share of Profits less Losses of Associated Companies		**(1.2)**	(5.1)
Profit before Taxation		**3,581.0**	3,656.9
Taxation	3	**(482.3)**	(470.0)
Profit after Taxation		**3,098.7**	3,186.9
Minority Interests		**(11.7)**	(4.2)
Profit Attributable to Shareholders		**3,087.0**	3,182.7
Dividends	4	**1,991.8**	1,830.5
Earnings per Share, HK cents	5	**54.2**	53.0*
Town Gas Sold in Hong Kong, million MJ		**26,640.8**	26,564.3
Number of Customers in Hong Kong as at 31st December		**1,470,738**	1,407,408

**Adjusted for bonus issue in 2002*

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2002 HK$ M	2001 HK$ M
Gas Sales before Fuel Cost Adjustment	**5,792.9**	5,690.3
Fuel Cost Adjustment	**(126.2)**	(29.2)
Gas Sales after Fuel Cost Adjustment	**5,666.7**	5,661.1
Equipment Sales	**857.6**	897.2
Maintenance and Services	**231.3**	221.0
Other Sales	**122.4**	78.1
	6,878.0	6,857.4

2. Operating Profit before Returns on Investments

	2002 HK$ M	2001 HK$ M
Turnover	**6,878.0**	6,857.4
Less Expenses:		
Stores and Materials Used	**1,803.3**	1,868.4
Manpower Costs	**709.2**	693.4
Depreciation	**415.4**	457.3
Other Operating Items	**565.8**	633.0
Operating Profit before Returns on Investments	**3,384.3**	3,205.3

3. Taxation

	2002 HK$ M	2001 HK$ M
Hong Kong Profits Tax is provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year	**489.2**	476.9
Deferred Taxation	**(6.9)**	(6.9)
	482.3	470.0

4. Dividends

	2002 HK$ M	2001 HK$ M
Interim Dividend — HK 12 cents paid (2001: HK 12 cents) per share	**682.9**	633.6
Final Dividend — Proposed HK 23 cents (2001: HK 23 cents) per share	**1,308.9**	1,196.9
	1,991.8	1,830.5

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,087.0 million (2001: HK$3,182.7 million) and the weighted average of 5,690,976,905 shares in issue (2001: 6,003,779,119 shares*) after adjusting for the bonus issue and shares repurchased during the year.

** Adjusted for bonus issue in 2002*

DIVIDENDS AND CLOSING OF REGISTER OF MEMBERS

Your Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 17th April 2003. **The register of members will be closed from Tuesday, 15th April 2003 to Thursday, 17th April 2003, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 14th April 2003.**

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2002, the Group had a healthy net cash position of HK$1,195 million (31st December 2001: HK$499 million).

During the year, the Company repurchased 30.2 million shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$291 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2002, the Group's bank borrowings amounted to HK$1,748 million (31st December 2001: HK$1,349 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. Also, there is no net gearing for the Group as it was in net cash positions throughout the years 2001 to 2002.

Contingent Liabilities

As at 31st December 2002, the Group provided guarantees totalling HK$2,249 million (31st December 2001: HK$2,283 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in the mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2002, the investments in securities amounted to HK$2,080 million (31st December 2001: HK$2,287 million). During the year, the performance of the Group's investments in securities was satisfactory.

By Order of the Board
Ronald T.H. Chan
Executive Director & Company Secretary

Hong Kong, 5th March 2003

Remark: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Company's and the Stock Exchange's websites in due course.